September 20, 2011

James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	ProAssurance Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-16533

Dear Mr. Rosenberg:

We are in receipt of your letter dated September 6, 2011 and appreciate your follow up comments with respect to our initial response to you dated July 13, 2011 on the above listed report of ProAssurance Corporation (the "Company").  We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the matters outlined in your letter.

Our response to your comment is listed below, with the comment reprinted prior to our response in order to aid your review. Our response includes the information and revised disclosure that you requested.

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.  We acknowledge that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Comment:

Refer to your response to comment one. Please provide us proposed disclosure to be included in future periodic reports that address the following:

•
It is unclear how your response addressed bullet one.  Please clearly explain why recognition occurred in the periods that it did and why recognition was not required in earlier periods.  In addition, identify and describe in reasonable specificity the additional experience/information obtained since the last reporting date that led to the change in estimates.  Please address fiscal 2010 and 2009 separately.

•	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.

•
Your response appears to provide a sensitivity analysis for your severity trend.  In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified, such as severity trends, may have on reported results, financial position and liquidity.

Response to Comment:

We strive to provide as much detail as possible to assist a reader of our financial statements to understand our reserves for losses. We focus our disclosure on a detailed description of the full reserving process as the determination of the estimate is the subject of judgment on the part of Management and is not a formulaic process. Further, while a given change in a single variable might be identified as causing a specific effect on overall loss reserves, isolating the financial impact of a variance in a single variable is generally not practical given the number of accident years and partitions of our data that may be impacted by such a variance.

We have considered your comments and have revised our 2010 10-K disclosure to address your questions on our 2010 and 2009 results and your concerns regarding our estimation process.  We propose incorporating this type of disclosure in our future reports. The proposed disclosure is being presented in its entirety rather than in sections that correspond to your comments. This approach is consistent with the presentation we propose for future filings and is the approach we believe presents the clearest explanation of our loss reserving process.

Reserve for Losses and Loss Adjustment Expenses (reserve for losses or reserve)

The largest component of our liabilities is our reserve for losses, and the largest component of expense for our operations is incurred losses. Incurred losses reported in any period reflect our estimate of losses incurred related to the premiums earned in that period as well as any changes to our estimates of the reserve established for losses of prior periods.

The estimation of professional liability losses is inherently difficult and is the subject of significant judgment on the part of management. Loss costs, even for claims with similar characteristics, can vary significantly depending upon many factors, including but not limited to: the nature of the claim and the personal situation of the claimant or the claimant's family, the outcome of jury trials, the legislative and judicial climate where the insured event occurred, general economic conditions and, for medical professional liability, the trend of health care costs. Professional liability claims are typically resolved over an extended period of time, often five years or more. The combination of changing conditions and the extended time required for claim resolution results in a loss cost estimation process that requires actuarial skill and the application of significant judgment, and such estimates require periodic revision. Our reserves are established by management after taking into consideration a variety of factors including premium rates, claims frequency, historical paid and incurred loss development trends, the effect of inflation, general economic trends, the legal and political environment, and the conclusions reached by our internal and consulting actuaries.  We update and review the data underlying the estimation of our reserve for losses each reporting period and make adjustments to loss estimation assumptions that we believe best reflect emerging data. Both our internal and consulting actuaries perform an in-depth review of our reserve for losses on at least a semi-annual basis using the loss and exposure data of our insurance subsidiaries. We engage consulting actuaries to review our data and provide us with their observations regarding our data and the adequacy of our established reserve, believing that the consulting actuaries provide an independent view of our loss data as well as a broader perspective on industry loss trends.

In establishing our initial reserves for a given accident year, due to the lack of data for either open or closed claims, we rely significantly on the many loss assumptions that are used in our pricing models. Because of the historically volatile nature of professional liability losses, we establish the initial loss estimates at a level which is approximately 8% to 10% above the loss expectations in our pricing assumptions. This difference recognizes the historic volatility of the professional liability loss environment and the risk in determining pricing parameters.

The variability caused by claims severity can best be illustrated by examining the most recent accident year as this reserving process has fewer variables given the relatively small amount of actual loss data that is available at the time these loss reserves are established. Our current pricing model assumes a severity trend (i.e., an annual increase in the average costs of claims settlement) of 4%. If the severity trend were to be higher by 1 percentage point the impact would be an increase in our expected loss ratio of 3.2 points. An increase in the severity trend of 3 percentage points would result in a 10.1 point increase in our expected loss ratio.

We price our insurance products to target a 13% after-tax return on equity, assuming a one to one premium to surplus ratio, and, as noted above, within our pricing models we currently assume that the cost of settling claims will increase by an average of 4% per year (severity trend).  Our pricing models are based upon the current loss environment with consideration given to the impact of competitive pressures and may not necessarily reflect the impact that future increases in loss costs trends could have on the ultimate settlement of claims.  In past years, the severity trend assumption was generally higher, based on then-current loss data, and in some years exceeded 10%.  Given the historical volatility in the line of business (the industry has seen loss ratios as high as 163% and as low as 57% over the past 30 years) and the impact this volatility can have on our ultimate losses, management believes establishing an initial accident year reserve 8 to 10 loss ratio points above our pricing targets provides a reasonable best estimate of our reserves that considers both anticipated severity trends and the potential variability in those trends.  In the current environment this equates to an initial loss ratio of approximately 85% as compared to a 75% loss ratio assumed in our pricing.

Given the long-tailed nature of our business and the historical volatility discussed above, we are cautious in giving full credibility to the emerging trends that, when more fully mature, may lead to the recognition of favorable and/or adverse development of our losses.  Very often there may be trends, both positive and negative, reflected in the numerical data both within the Company’s own information and in the broader medical professional liability (MPL) marketplace that mitigate or reverse as time progresses and additional data becomes available. Accordingly, management must evaluate emerging trends and make judgments as to how much consideration should be given to such trends in establishing our reserves.  The recognition of favorable or adverse loss development is an outcome of management’s best estimate of reserves and is dependent on, among other things, the resolution of claims and the increasing maturity of each accident year.  Until claims for a given accident year are mostly resolved, the estimated ultimate loss costs are subject to change.  Based on a weighted average of payments, resolution of 85% of claims for a given accident year requires more than eight years.  The combined effect of changes to numerous accident years can be a substantial percentage of current accident year loss costs.

We analyze reserves in a variety of ways and use multiple actuarial methodologies in performing these analyses, including:

•	Bornhuetter-Ferguson (Paid and Reported) Method
•	Paid Development Method
•	Reported Development Method
•	Average Paid Value Method
•	Average Reported Value Method
•	Backward Recursive Method

A brief description of each method follows.

Bornhuetter-Ferguson Method. We use both the Paid and the Reported Bornhuetter-Ferguson methods. The Paid method assigns partial weight to initial expected losses for each accident year (initial expected losses being the first established case and IBNR reserves for a specific accident year) and partial weight to paid to-date losses. The Reported method assigns partial weight to the initial expected losses and partial weight to current expected losses. The weights assigned to the initial expected losses decrease as the accident year matures.

Paid Development and Reported Development Method. These methods use historical, cumulative losses (paid losses for the Paid Development Method, reported losses for the Reported Development Method) by accident year and develop those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years, adjusted as deemed appropriate for the expected effects of known changes in the claim payment environment (and case reserving environment for the Reported Development Method), and, to the extent necessary, supplemented by analyses of the development of broader industry data.

Average Paid Value and Average Reported Value Methods. In these methods, average claim cost data (paid claim cost for the Average Paid Value Method and reported claim cost for the Reported Value Method) is developed to an ultimate average cost level by report year based on historical data. Claim counts are similarly developed to an ultimate count level. The average claim cost (after rounding and adjustment, if necessary, to accommodate report year data that is not considered to be predictive) is then multiplied by the ultimate claim counts by report year to derive ultimate loss and ALAE.

Backward Recursive Development Method. This method is an extrapolation on the movements in case reserve adequacy in order to estimate unpaid loss costs. Historical data showing incremental changes to case reserves over progressive time periods is used to derive factors that represent the ratio of case reserve values at successive maturities. Historical claims payment data showing the additional payments in progressive time periods is used to derive factors that represent the portion of a case reserve paid in the following period. Starting from the most mature period, after which all the case reserve is paid and the case reserve is exhausted, the next prior ultimate development factor for the prior case reserve can be calculated as the case factor times the established ultimate development factor plus the paid factor. For each successive prior maturity, the ultimate development factor is calculated similarly. The result of multiplying the ultimate development factor times the case reserve is the total indicated unpaid amount.

Generally, methods such as the Bornhuetter-Ferguson method are used on more recent accident years where we have less data on which to base our analysis. As time progresses and we have an increased amount of data for a given accident year, we begin to give more confidence to the development and average methods, as these methods typically rely more heavily on our own historical data. These methods emphasize different aspects of loss reserve estimation and provide a variety of perspectives for our decisions.

We segment our reserves by accident year, which is the year in which the claim becomes our liability. As claims are incurred (reported) and claim payments are made, they are aggregated by accident year for analysis purposes. We also segment our reserves by reserve type: case reserves and IBNR reserves. Case reserves are established by our claims department based upon the particular circumstances of each reported claim and represent our estimate of the future loss costs (often referred to as expected losses) that will be paid on reported claims. Case reserves are decremented as claim payments are made and are periodically adjusted upward or downward as estimates regarding the amount of future losses are revised; reported loss is the case reserve at any point in time plus the claim payments that have been made to date. IBNR reserves represent our estimate of losses that have been incurred but not reported to us and future developments on losses that have been reported to us.

In performing these analyses we partition our business by coverage type, geography, layer of coverage and accident year. This procedure is intended to balance the use of the most representative data for each partition, capturing its unique patterns of development and trends. For each partition, the results of the various methods, along with the supplementary statistical data regarding such factors as the current economic environment, are used to develop a point estimate based upon management's judgment and past experience. The process of selecting the point estimate from the set of possible outcomes produced by the various actuarial methods is based upon the judgment of management taking in to consideration the actuarial methods and other environmental factors discussed previously. For each partition of our business, we select a point estimate with due regard for the age, characteristics and volatility of the partition of the business, the volume of data available for review and past experience with respect to the accuracy of estimates. The series of selected point estimates is then combined to produce an overall point estimate for ultimate losses.

The following table presents additional information about our loss development:

Estimated Ultimate Losses, Net of Reinsurance, excluding reserves assumed in 2010 business combinations:
(In thousands)	2010	2009	2008*
2010	$ 452,178	N/A	N/A
2009	455,695	$ 453,691	N/A
2008	487,163	492,198	$ 481,295
2007	473,955	510,813	520,572
2006	410,433	477,851	522,644
2005	402,394	444,653	493,902
2004	388,587	426,769	468,579
2003, 2002 and 2001	1,363,260	1,402,065	1,467,743
Prior	3,736,297	3,743,734	3,750,648
*	For purposes of comparable presentation, 2008 amounts include ultimates associated with reserves assumed in 2009 business combinations.

Reserve Development, (favorable) unfavorable:
	2010	2009
2009	$ 2,004	N/A
2008	(5,035)	$ 10,903
2007	(36,858)	(9,759)
2006	(67,418)	(44,793)
2005	(42,259)	(49,249)
2004	(38,182)	(41,810)
2003, 2002 and 2001	(38,804)	(65,678)
Prior	(7,437)	(6,914)

The change in the estimate of ultimate losses is the result of management’s judgment about the ultimate cost of resolving claims. While Management considers a variety of variables in estimating losses, as discussed previously, Management’s initial estimate of loss severity trends as compared to actual results has been the most influential factor in our recognition of favorable reserve development.

In general Management has assumed that severity trends would prove to be higher than they have been over the past several years.  With the decline in the frequency of claims that both the Company and industry has observed over the past five years we had anticipated that the quality of claims would improve which would lead to a higher average claim values and a higher severity trend.  While the increase in severity has not been at the level we anticipated, Management continues to believe that an increase in severity is a likely ultimate outcome of a lower frequency environment. An extended period of time is required to get a clear estimate of the loss cost for a given accident year.  As an example, at the end of 2009 the Company had resolved 69.7% of the known claims for the 2007 accident year.  This statistic is based on the number of reported claims; since many non-meritorious claims are resolved early, the percentage of ultimate loss payments known at the same point in time is considerably lower.  At the end of 2010 this had increased by 15% to 82.5% of the known claims.  A similar pattern can be seen in each open accident year as demonstrated in the table below.  Historically the Company has resolved more than 85% of its physician and hospital professional liability claims with no indemnity payment and generally these claims are the first to be resolved.  As an accident year matures the Company sees an increase in the number of claims that are resolved with indemnity payments.  In a similar fashion the Company typically expends more in loss adjustment expenses (legal fees) as claims mature.

	% of Known MPL Claims Closed
Accident Year	2010	2009	2008
2010	16.4%	N/A	N/A
2009	46.3%	17.0%	N/A
2008	71.2%	46.2%	13.8%
2007	82.5%	69.7%	41.6%
2006	90.0%	81.4%	66.6%
2005	94.4%	89.5%	77.9%
2004	96.8%	93.7%	86.8%
2003, 2002 and 2001	97.8%	96.2%	90.3%

Based upon the additional claims closed during 2010 and 2009, as shown above, and the continuation of better than expected severity trends, Management reduced its expected ultimate losses in both 2010 and 2009 resulting in the recognition of corresponding amounts of favorable development in the income statements of those periods.  In 2010, ultimate losses for the 2009 and earlier accident years were reduced by $234 million, from $7,952 million to $7,718 million.  In 2009, ultimate losses for the 2008 and earlier accident years were reduced by $208 million, from $7,705 million to $ 7,498 million.

We utilize the selected point estimates of ultimate losses to develop estimates of ultimate losses recoverable from reinsurers, based on the terms of our reinsurance agreements. An overall estimate of the amount receivable from reinsurers is determined by combining the individual estimates. Our net reserve estimate is the sum of the gross reserve point estimate and the estimated reinsurance recovery.

Because of the number of data points and variables considered and the subjective process followed in establishing our loss reserve it is impractical to isolate individual variables and demonstrate their impact on our estimate of loss reserves.  However, to provide a better understanding of the potential variability in our reserves we have modeled implied reserve ranges around our single point net reserve estimates for our professional liability business assuming different confidence levels. The ranges have been developed by aggregating the expected volatility of losses across partitions of our business to obtain a consolidated distribution of potential reserve outcomes. The aggregation of this data takes into consideration the correlation among our geographic and specialty mix of business. The result of the correlation approach to aggregation is that the ranges are narrower than the sum of the ranges determined for each partition.

We have used this modeled statistical distribution to calculate an 80% and 60% confidence interval for the potential outcome of our net reserve for losses. The high and low end points of the distributions are as follows:

Confidence Level	Low End Point	Carried Net Reserve	High End Point
80%	$1.622 billion	$2.137 billion	$2.718 billion
60%	$1.767 billion	$2.137 billion	$2.474 billion

Any change in our estimate of net ultimate losses for prior years is reflected in net income in the period in which such changes are made. Over the past several years such changes have been to reduce our estimate of net ultimate losses, resulting in a reduction of reported losses for the period and a corresponding increase in income.

Due to the size of our reserve for losses and the large number of claims outstanding at any point in time, even a small percentage adjustment to our total reserve estimate could have a material effect on our results of operations for the period in which the adjustment is made.

Any questions regarding the above responses can be directed to me at (205) 802-4718 or to Jack Stephenson at (205) 458-5201.

Thank you for your attention to this filing and response.

Sincerely,
Edward L. Rand, Jr.
/s/ Edward L. Rand, Jr.
Chief Financial Officer